

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2023

Michael Sonnenshein
Chief Executive Officer
Grayscale Bitcoin Trust (BTC)
290 Harbor Drive, 4th Floor
Stamford, Connecticut 06902

> **Re: Grayscale Bitcoin Trust (BTC)**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed November 22, 2023**
> **File No. 333-275079**

Dear Michael Sonnenshein:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 16, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-3

Prospectus Summary, page 1

1.   Please revise your Prospectus Summary to disclose, if true, that:
     • The Trust is a passive investment vehicle that does not seek to generate returns beyond tracking the price of bitcoin; and
     • The Trust will not utilize leverage, derivatives or any similar arrangements in seeking to meet its investment objective.

Trust Overview, page 1

2.   We note your response to prior comment 2. Please explain the basis upon which you expect the market price of the Shares and the Digital Asset Holdings per share to align immediately prior to listing on NYSE Arca, and to converge upon listing on NYSE Arca. Please also revise to clarify whether there will be an initial Creation Basket.

The Offering
Index Price, page 5

3.   Please add a footnote to the table on page 7 with market share and volume information for Crypto.com.

Liquidity Providers, page 16

4.   Please revise to clarify the "certain circumstances" under which the Liquidity Providers will be contractually obligated pursuant to the Liquidity Provider Agreements to receive Bitcoin in exchange for cash. Please also file the Liquidity Provider Agreement as an exhibit to the extent required by Item 601(b)(10) of Regulation S-K.

Risk Factors
Risk Factors Related to the Digital Asset Markets
Due to the unregulated nature and lack of transparency, page 18

5.   We note your response to prior comment 12. Please revise to add subheadings or divide this risk factor into separate risk factors with headings that describe the specific risk highlighted.

Creation and Redemption of Shares
General, page 29

6.   You disclose in this section that the creation and redemption of shares may be done in cash or in-kind. With respect to in-kind creations and redemptions, please revise here, in your risk factors and in the summary to address the following:
   •   Please describe the risk that any registered broker-dealer that participates in the in-kind creation or redemption of shares for bitcoin may be unable to demonstrate compliance with the applicable requirements of the federal securities laws, including the Financial Responsibility Rules; and
   •   Please also describe the potential consequences to the broker-dealer, its customers and shareholders of the Trust if any such broker-dealer is unable to comply with the federal securities laws, including the Financial Responsibility Rules, in connection with in-kind creation and redemption transactions.

7.   We note your response to prior comment 19 and re-issue in part. Please revise to confirm, if true, that any price differential of Bitcoins between the order date and the transfer date will be borne solely by the Authorized Participant or Liquidity Provider until such Bitcoins have been received by the Trust.

Creation Procedures, page 31

8.   You state here that in exercising its discretion to limit the number of Shares created pursuant to Cash Orders, the Sponsor expects to take into consideration a number of factors, including the cost of processing Cash Orders relative to the cost of processing In-

Kind Orders. Please describe, including in your risk factor disclosure as appropriate, the impact that utilizing Cash Orders may have on the efficiency of the arbitrage mechanism.

Please contact David Irving at 202-551-3321 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Crypto Assets

cc: Joseph Hall